Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

July 8, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peter McPhun, Wilson Lee and Jennifer Gowetski

Re:	AxonPrime Infrastructure Acquisition Corporation Draft Registration Statement on Form S-1 Filed May 4, 2021 CIK 0001857662

Ladies and Gentlemen:

On behalf of AxonPrime Infrastructure Acquisition Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 27, 2021 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement (the “DRS”). The Registrant has also revised the DRS in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement (the “Registration Statement”) that reflects these revisions and generally updates certain information in the DRS.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the DRS of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement.

Draft Registration Statement on Form S-1 Filed on May 4, 2021

Risk Factor, page 44

1.
Reference is made to risk factor disclosures on page 44 where you indicate the independent auditor report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit opinion presented on page F-2. Please clarify and/or revise accordingly.

Response: In response to the Staff’s comment, the Registrant has removed the indicated risk factor from the Registration Statement as the independent audit report does not include a going concern qualification.

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General

2.
You state throughout that certain of your officers and directors expect to have, and any of them in the future may further have, fiduciary or contractual obligations to several other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity and that your sponsor and your officers and directors expect to sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please revise to more specifically identify your officers and directors that expect to have fiduciary or contractual obligations to several other entities, describe these fiduciary or contractual obligations, including identifying these other entities, and clarify how you intend to allocate business combination opportunities among the various entities, as applicable.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 8, 34 and 123 of the Registration Statement.

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Please do not hesitate to contact the undersigned at (212) 918-3267 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Jon Layman, Chief Financial Officer, AxonPrime Infrastructure Acquisition Corporation Paul Tropp, Ropes & Gray LLP